Expense Limitation Agreement

February 1, 2016

To: Mutual Fund Series Trust
17605 Wright Street
Omaha, NE 68130

Dear Board Members:

You have engaged Empiric Advisors, Inc (“Empiric”) to act as the sole investment adviser to the Empiric 2500 Fund (the “Fund”) pursuant to a Management Agreement dated as of November 26, 2012 (the “Agreement”).

Empiric hereby contractually agrees to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing and liquidity costs such as interest and dividends on securities sold short; taxes; underlying/acquired fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at the percentage of average daily net assets and term as stated in Exhibit A for the Fund.

This agreement shall be effective on February 1, 2016 and shall remain in effect until at least January 31, 2017, unless terminated sooner as provided herein, and shall continue in effect for successive twelve-month periods, provided that such continuance is specifically approved by a majority of the Trustees of the Mutual Fund Series Trust (the “Trust”). This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to Empiric, by Empiric with the consent of the Board and upon the termination of the Management Agreement between the Trust and Empiric.

Any waiver or reimbursement by Empiric is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and any expense limitations in place at the time of repayment, and the repayment is approved by the Board of Trustees.

Very truly yours, EMPIRIC ADVISORS, INC. By:_/s/ Mark A. Coffelt_____ Mark A. Coffelt, President

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: _/s/ Jerry Szilagyi______ Jerry Szilagyi, Trustee

Exhibit A

Fund	Percent of Net Assets
Empiric 2500 Fund	1.73